Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2007

FIXED CHARGES:
Interest Expense	$48,068
Amortization of Debt Premium, Discount and Expense	535
Interest Component of Rentals	1,600

Total Fixed Charges	$50,203

EARNINGS:
Net Income before Dividends on Preferred Stock	$111,319
Add:
Income Taxes	71,456
Total Fixed Charges	50,203

Total Earnings	$232,978

Ratio of Earnings to Fixed Charges	4.6